UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes _______       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Second Quarter and Six-month 2023 Results

Lima, Peru, July 26, 2023 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q23) and six-month period ended June 30, 2023 (6M23). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$). Buenaventura has provided accumulated six month results to reflect the provisional pricing effect on the first six months of 2023.

Second Quarter and Six-Month 2023 Highlights:
•
2Q23 EBITDA from direct operations was US$ 17.1 million, compared to US$ -12.9 million reported in 2Q22. 6M23 EBITDA from direct operations reached US$ 68.7 million, compared to US$ 74.0 million reported in 6M22. 2022 EBITDA does not include US$ 300 million resulting from the sale of Buenaventura's stake in Yanacocha.

•
2Q23 net loss reached US$ 5.4 million, compared to a US$ 44.6 million net loss for the same period in 2022. 6M23 net income was US$ 67.5 million, compared to US$ 570.1 million net income for the 6M22. The 6M22 result includes a US$ 480 million net income from discontinued operations, primarily due to the reclassification of Buenaventura's interest in Yanacocha.

•
The Company recorded a US$ 9.8 million provisional price adjustment for the accumulated first six months of 2023. This is comprised of US$ -13.7 million in fair value of accounts receivables and US$ +3.9 million in adjustments to prior period liquidations. This compares to a US$ 35.1 million loss for the accumulated first six months of 2022.

•	Buenaventura's 6M23 consolidated copper production increased 23% YoY. Zinc production decreased by 68% YoY, lead decreased by 60% YoY, silver decreased by 28% YoY, and gold decreased by 11% YoY.
•	El Brocal's underground mine production increased to 9,300 tpd during 2Q23, compared to 8,150 tpd in 2Q22. The El Brocal ramp-up remains on target to reach 10,000 tpd by year-end 2023.
•	Buenaventura's cash position reached US$ 202.4 million and net debt decreased to US$ 520.9 million with an average maturity of 2.9 years by quarter’s end, June 30, 2023.
•
2Q23 capital expenditures were US$ 49.7 million, compared to US$ 36.1 million for the same period in 2022. 6M23 capital expenditures reached US$ 85.9 million, compared to US$ 56.0 million in 6M22, and includes US$ 24.0 million related to the San Gabriel Project and US$ 19.2 million related to the Yumpag Project.

•
Buenaventura looks forward to permitting approval of Uchucchacua, Yumpag, El Brocal and Coimolache. The company continues to work with the Peruvian environmental authority (SENACE) on its final review. We expect permits for Uchucchacua and Yumpag to be approved during 3Q23.

•
Cerro Verde paid a total dividend of US$ 250 million on April 28, 2023. Buenaventura received US$ 49.0 million relative to its stake in Cerro Verde. Cerro Verde will pay a second dividend on August 3, 2023, from which Buenaventura will receive an additional US$ 49.0 million.

Financial Highlights (in millions of US$, except EPS figures):

	2Q23	2Q22	Var	6M23	6M22	Var
Total Revenues	173.3	150.1	15%	358.8	383.0	-6%
Operating Income	-22.0	-64.2	-66%	-9.5	-32.0	N.A.
EBITDA Direct Operations (1)	17.1	-12.9	N.A.	68.7	74.0	-7%
EBITDA Including Affiliates (1)	87.4	57.8	51%	265.7	291.5	-9%
Net Income (2)	-6.7	-36.3	-81%	57.7	568.2	-90%
EPS (3)	-0.03	-0.14	-81%	0.23	2.24	-90%

(1)	Does not include US$ 300 million from the sale of Buenaventura’s stake in Yanacocha.
(2)	Net Income attributable to owners of the parent
(3)	As of June 30, 2023, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Operating Revenues

2Q23 net sales were US$ 173.3 million, compared to US$ 150.1 million in 2Q22; a year-on-year increase resulting from improved volume sold of copper and a decreased loss related to provisional price adjustments.

Operating Highlights	2Q23	2Q22%		6M23	6M22%
Net Sales (millions of US$)	173.3	150.1	15%	358.8	381.6	-6%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,945	1,825	7%	1,930	1,861	4%
Average Gold Price (US$/oz.) incl. Associated (2) (3)	1,945	1,829	6%	1,930	1,861	4%
Average Silver Price (US$/oz.) (2)	24.27	22.71	7%	23.48	23.42	0%
Average Lead Price (US$/MT) (2)	1,846	2,180	-15%	1,960	2,280	-14%
Average Zinc Price (US$/MT) (2)	2,497	4,489	-44%	2,375	4,257	-44%
Average Copper Price (US$/MT) (2)	8,992	9,073	-1%	8,983	9,498	-5%

Volume Sold	2Q23	2Q22%		6M23	6M22%
Gold Oz Direct Operations (1)	33,918	37,718	-10%	69,436	77,885	-11%
Gold Oz incl. Associated (3)	37,194	45,958	-19%	75,459	94,379	-20%
Silver Oz	1,611,940	1,813,579	-11%	2,922,570	3,701,368	-21%
Lead MT	2,160	3,811	-43%	3,530	8,401	-58%
Zinc MT	3,989	6,632	-40%	5,295	16,810	-69%
Copper MT	12,373	10,330	20%	24,138	20,063	20%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 2Q23 equity gold production was 35,589 ounces, compared to 39,605 ounces produced in 2Q22, primarily due to decreased production at Tambomayo and Coimolache. 2Q23 silver production decreased by 12% primarily due to Julcani and El Brocal performance. 2Q23 lead and zinc production decreased by 50% and 46%, respectively, due to decreased production at Tambomayo. The Company’s 2Q23 equity copper production was 30,914 MT, compared to 27,900 MT produced in 2Q22.

Equity Production	2Q23	2Q22%		6M23	6M22%
Gold Oz Direct Operations(1)	35,589	39,605	-10%	71,953	81,075	-11%
Gold Oz including Associated(2) Companies	39,451	47,596	-17%	78,435	96,889	-19%
Silver Oz Direct Operations(1)	1,416,441	1,607,230	-12%	2,511,133	3,369,931	-25%
Lead MT	1,867	3,749	-50%	3,296	7,891	-58%
Zinc MT	3,491	6,467	-46%	5,043	15,400	-67%
Copper MT Direct Operations(1)	8,117	6,473	25%	15,635	12,714	23%
Copper MT including Associated Companies(3)	30,914	27,900	11%	60,168	55,157	9%

Consolidated Production	2Q23	2Q22%		6M23	6M22%
Gold Oz(4)	37,278	41,324	-10%	75,346	84,471	-11%
Silver Oz(4)	1,661,565	1,918,152	-13%	2,924,683	4,089,566	-28%
Lead MT(4)	2,358	4,253	-45%	3,788	9,357	-60%
Zinc MT(4)	4,962	8,066	-38%	6,513	20,382	-68%
Copper MT(4)	13,213	10,537	25%	25,452	20,696	23%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	Oz	10,896	14,351	-24%	21,496	28,218	-24%
Silver	Oz	540,732	433,820	25%	935,038	853,216	10%

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	US$/Oz	1,175	944	24%	1,172	977	20%

Tambomayo 2Q23 gold production decreased 24% year on year due to lower gold grade and narrower veins mined; in line with the 2023 planned mining sequence. Cost Applicable to Sales (CAS) increased to 1,175 US$/Oz in 2Q23 from 944 US$/Oz in 2Q22. This increase was primarily due to the decreased volume sold in 2Q23.

Orcopampa (100% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	Oz	19,975	17,749	13%	39,971	36,780	9%
Silver	Oz	7,242	7,334	-1%	14,860	15,190	-2%

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	US$/Oz	1,002	1,079	-7%	974	969	1%

2Q23 results reflect increased gold production at Orcopampa due to higher gold grades extracted from the Pucará and Ramal 4 vein system. Cost Applicable to Sales (CAS) decreased to 1,002 US$/Oz in 2Q23, compared to 1,079 US$/Oz in 2Q22, primarily due higher volume sold in 2Q23.

La Zanja (100.00% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	Oz	2,030	4,767	-57%	5,081	10,667	-52%
Silver	Oz	5,322	30,318	-82%	11,951	53,682	-78%

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	US$/Oz	1,938	1,650	17%	1,867	1,935	-3%

2Q23 gold production decreased by 57% year on year, in line with the 2023 estimates, as mining and ore stockpiling was suspended in 4Q22. 2Q23 Cost Applicable to Sales (CAS) was 1,938 US$/Oz, an increase from 1,650 US$/Oz gold production in 2Q22 due to suspended mining activity.

Coimolache (40.10% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	Oz	9,632	19,930	-52%	16,168	39,442	-59%
Silver	Oz	64,084	75,504	-15%	89,570	152,699	-41%

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Gold	US$/Oz	1,732	867	100%	2,585	1,072	141%

Coimolache 2Q23 gold production decreased by 52% year on year, primarily due to a slower than expected leach pad gold extraction rate with longer than expected percolation time, in line with 2023 estimates. These are expected to increase in the second half of 2023; 2023 guidance therefore remains unchanged. Cost Applicable to Sales (CAS) increased to 1,732 US$/Oz in 2Q23, from 867 US$/Oz in 2Q22 due to decreased volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Silver	Oz	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Zinc	MT	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Lead	MT	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Silver	US$/Oz	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Exploration and mine development continues as planned at the Uchucchacua mine. The 2H23 target to resume ore beneficiation at Uchucchacua´s processing plant remains unchanged.

Yumpag 4Q23 targeted production initiation remains unchanged and is subject to the final permitting and approval required to operate, which is expected to be granted in the 2H23 to then begin ore production and haulage to Uchucchacua´s processing plant. Buenaventura will focus on ensuring processing plant operational readiness during 3Q23 to receive ore from Uchucchacua and Yumpag by the end of 2023. Once adequate ore stockpiles have been reached, processing is expected to begin between 4Q23 and 1Q24.

Julcani (100% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Silver	Oz	472,740	640,557	-26%	890,626	1,301,689	-32%

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Silver	US$/Oz	21.87	14.71	49%	20.74	14.91	39%

2Q23 silver production decreased 26% year on year primarily due to a negative geology reconciliation with decreased treated ore. 2Q23 Cost Applicable to Sales (CAS) was 21.87 US$/Oz, compared to 14.71 US$/Oz in 2Q22; a 49% year on year increase due to decreased volume sold.

El Brocal (61.43% owned by Buenaventura)

Production
		2Q23	2Q22	Var %	6M23	6M22	Var %
Copper	MT	13,213	10,537	25%	25,452	20,696	23%
Zinc	MT	3,812	4,146	-8%	3,812	12,918	-70%
Silver	Oz	635,530	806,123	-21%	1,072,208	1,865,789	-43%

Cost Applicable to Sales
		2Q23	2Q22	Var %	6M23	6M22	Var %
Copper	US$/MT	6,225	6,788	-8%	6,473	6,685	-3%
Zinc	US$/MT	1,886	3,938	-52%	1,812	3,008	-40%

El Brocal 2Q23 copper production increased by 25% year on year due to increased ore treated at the Marcapunta underground mine. The El Brocal underground mine processed nearly 9,300 tpd during 2Q23 as part of its mine ramp-up phase and is expected to reach 10,000 tpd by 4Q23.

Silver and zinc production, primarily from the open pit, decreased by 21% and 8% year on year, respectively, as part as the planned transition to copper from polymetallic ore. Mining will continue through 3Q23 until the lead/zinc pit has been fully depleted. Buenaventura has therefore modified its prior mining plan and expects to now process 100% of the El Brocal lead and zinc inventories by year end 2023 with the remaining open pit copper inventories expected in 1Q24.

2Q23 Copper Cost Applicable to Sales (CAS) decreased by 8% year on year due to increased volume sold.

General and Administrative Expenses

2Q23 General and Administrative expenses were US$ 19.0 million; a 15% increase as compared to US$ 16.6 million in 2Q22.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 7.6 million in 2Q23, compared with US$ 22.3 million in 2Q22, comprised of:

Share in the Result of Associates (in millions of US$)	2Q23	2Q22	Var	6M23	6M22	Var
Cerro Verde	11.3	25.0	-55%	77.9	99.4	-22%
Coimolache	-3.4	-0.6	N.A.	-10.2	0.5	N.A.
Other minor	-0.3	-2.2	-87%	-0.7	-2.2	-67%
Total	7.6	22.3	-66%	67.0	97.7	-31%

CERRO VERDE (19.58% owned by Buenaventura)

2Q23 copper production was 116,431 MT, 22,797 MT of which is attributable to Buenaventura; a 6% increase as compared to 109,432 MT produced in 2Q22, 21,427 MT of which was attributable to Buenaventura.

Cerro Verde reported US$ 59.5 million net income in 2Q23, compared to US$ 127.8 million net income in 2Q22 due to an unfavorable result in a tax dispute and an adverse effect of provisional price adjustment.

2Q23 Cerro Verde capital expenditures were US$ 68.8 million.

COIMOLACHE (40.10% owned by Buenaventura)

Coimolache reported a 2Q23 US$ 8.1 million net loss, compared to US$ 1.9 million net loss in 2Q22.

SAN GABRIEL Project

Capital expenditures for 2Q23 and 6M23 was US$ 14.3 million and US$ 24.0 million, respectively, primarily related to earthworks and construction-related water dam excavation. Transmission line permitting continues as planned, four out of five workshops have been completed by the end of 2Q23 and a final public hearing has been scheduled in 3Q23. Power line critical equipment purchases were also completed by the end of 2Q23.

San Gabriel 2023 capital expenditure guidance has been revised to US$ 140 million – US$ 160 million due to slower than expected construction ramp-up. Buenaventura is increasing related earthmoving work to mitigate these delays, also with an additional second earthmoving work front. This revision does not affect project total CAPEX nor targeted production start in the 2H25.

Item	Description	Progress as of June 30, 2023
1	Engineering	81%
2	Procurement	85%
3	Construction	7%
4	Commissioning	0%
	Total	23%

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2022 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.
This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2022)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

APPENDIX 2
Gold Production			14			17
Mining Unit	Operating Results	Unit	2Q23	2Q22	△%	6M23	6M22	△ %
Underground
Tambomayo	Ore Milled	DMT	151,439	164,266	-8%	291,634	306,559	-5%
	Ore Grade	Gr/MT	2.71	3.08	-12%	2.75	3.27	-16%
	Recovery Rate	%	82.61	88.22	-6%	83.43	87.82	-5%
	Ounces Produced	Oz	10,896	14,351	-24%	21,496	28,218	-24%
Orcopampa	Ore Milled	DMT	70,277	57,309	23%	139,448	116,606	20%
	Ore Grade	Gr/MT	9.23	9.80	-6%	9.31	9.91	-6%
	Recovery Rate	%	95.79	98.07	-2%	95.76	98.87	-3%
	Ounces Produced*	Oz	19,975	17,749	13%	39,971	36,780	9%
Marcapunta	Ore Milled	DMT	847,346	742,030	14%	1,689,009	1,380,010	22%
	Ore Grade	Gr/MT	0.54	0.59	-9%	0.53	0.62	-15%
	Recovery Rate	%	28.02	31.29	-10%	29.58	31.31	-6%
	Ounces Produced*	Oz	4,137	4,418	-6%	8,539	8,626	-1%
Open Pit
La Zanja	Ounces Produced	Oz	2,030	4,767	-57%	5,081	10,667	-52%
Tajo Norte Cu - Ag	Ounces Produced	Oz	240	39	521%	259	181	43%
Coimolache	Ounces Produced	Oz	9,632	19,930	-52%	16,168	39,442	-59%
Silver Production
Mining Unit	Operating Results	Unit	2Q23	2Q22	△%	6M23	6M22	△ %
Underground
Tambomayo	Ore Milled	DMT	151,439	164,266	-8%	291,634	306,559	-5%
	Ore Grade	Oz/MT	4.09	2.69	52%	3.65	2.92	25%
	Recovery Rate	%	87.03	97.25	-11%	87.71	95.06	-8%
	Ounces Produced	Oz	540,732	433,820	25%	935,038	853,216	10%
Orcopampa	Ore Milled	DMT	70,277	57,309	23%	139,448	116,606	20%
	Ore Grade	Oz/MT	0.14	0.16	-12%	0.15	0.18	-21%
	Recovery Rate	%	72.73	79.59	-9%	73.46	71.99	2%
	Ounces Produced	Oz	7,242	7,334	-1%	14,860	15,190	-2%
Uchucchacua	Ore Milled	DMT	-	-	N.A.	-	-	N.A.
	Ore Grade	Oz/MT	-	-	N.A.	-	-	N.A.
	Recovery Rate	%	-	-	N.A.	-	-	N.A.
	Ounces Produced	Oz	-	-	N.A.	-	-	N.A.
Julcani	Ore Milled	DMT	30,963	32,112	-4%	56,395	63,603	-11%
	Ore Grade	Oz/MT	15.95	20.33	-22%	16.39	20.82	-21%
	Recovery Rate	%	95.47	98.13	-3%	96.17	98.29	-2%
	Ounces Produced	Oz	472,740	640,557	-26%	890,626	1,301,689	-32%
Marcapunta	Ore Milled	DMT	847,346	742,030	14%	1,689,009	1,380,010	22%
	Ore Grade	Oz/MT	0.90	0.78	16%	0.90	0.82	9%
	Recovery Rate	%	53.27	50.37	6%	54.98	51.91	6%
	Ounces Produced	Oz	407,503	291,328	40%	831,606	593,736	40%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	108,605	57,405	89%	123,461	156,342	-21%
	Ore Grade	Oz/MT	1.22	1.88	-35%	1.26	2.15	-42%
	Recovery Rate	%	51.61	54.79	-6%	52.05	53.45	-3%
	Ounces Produced	Oz	68,242	59,130	15%	80,818	178,769	-55%
Tajo Norte Pb - Zn	Ore Milled	DMT	204,331	468,339	-56%	204,331	1,060,451	-81%
	Ore Grade	Oz/MT	1.23	1.97	-37%	1.23	1.92	-36%
	Recovery Rate	%	64.46	49.63	30%	64.46	53.77	20%
	Ounces Produced	Oz	159,784	455,665	-65%	159,784	1,093,284	-85%
La Zanja	Ounces Produced	Oz	5,322	30,318	-82%	11,951	53,682	-78%
Coimolache	Ounces Produced	Oz	64,084	75,504	-15%	89,570	152,699	-41%

Lead Production
Mining Unit	Operating Results	Unit	2Q23	2Q22	△%	6M23	6M22	△ %
Underground
Tambomayo	Ore Milled	DMT	151,439	164,266	-8%	291,634	306,559	-5%
	Ore Grade	%	0.72	1.85	-61%	0.88	1.90	-54%
	Recovery Rate	%	84.91	91.80	-8%	87.53	91.13	-4%
	MT Produced	MT	924	2,823	-67%	2,248	5,331	-58%
Uchucchacua	Ore Milled	DMT	-	-	N.A.	-	-	N.A.
	Ore Grade	%	-	-	N.A.	-	-	N.A.
	Recovery Rate	%	-	-	N.A.	-	-	N.A.
	MT Produced	MT	-	-	N.A.	-	-	N.A.
Julcani	Ore Milled	DMT	30,963	32,112	-4%	56,395	63,603	-11%
	Ore Grade	%	0.58	0.42	37%	0.53	0.38	38%
	Recovery Rate	%	88.66	91.70	-3%	89.04	91.69	-3%
	Ounces Produced*	MT	159	124	28%	266	224	19%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	204,331	468,339	-56%	204,331	1,060,451	-81%
	Ore Grade	%	1.39	0.94	47%	1.39	0.93	49%
	Recovery Rate	%	45.10	30.24	49%	45.10	38.67	17%
	MT Produced	MT	1,275	1,306	-2%	1,275	3,803	-66%

Zinc Production
Mining Unit	Operating Results	Unit	2Q23	2Q22	△%	6M23	6M22	△ %
Underground
Tambomayo	Ore Milled	DMT	151,439	164,266	-8%	291,634	306,559	-5%
	Ore Grade	%	0.96	2.43	-60%	1.15	2.70	-57%
	Recovery Rate	%	78.70	97.62	-19%	80.22	90.46	-11%
	MT Produced	MT	1,150	3,920	-71%	2,702	7,464	-64%
Uchucchacua	Ore Milled	DMT	-	-	N.A.	-	-	N.A.
	Ore Grade	%	-	-	N.A.	-	-	N.A.
	Recovery Rate	%	-	-	N.A.	-	-	N.A.
	MT Produced	MT	-	-	N.A.	-	-	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	204,331	468,339	-56%	204,331	1,060,451	-81%
	Ore Grade	%	3.22	2.15	50%	3.22	2.35	37%
	Recovery Rate	%	58.94	40.31	46%	58.94	50.59	17%
	MT Produced	MT	3,812	4,146	-8%	3,812	12,918	-70%

Copper Production
Mining Unit	Operating Results	Unit	2Q23	2Q22	△%	6M23	6M22	△ %
Underground
Marcapunta	Ore Milled	DMT	847,346	742,030	14%	1,689,009	1,380,010	22%
	Ore Grade	%	1.72	1.61	7%	1.68	1.68	0%
	Recovery Rate	%	84.17	85.29	-1%	85.97	84.65	2%
	MT Produced	MT	12,227	10,192	20%	24,390	19,600	24%
Tajo Norte Cu - Ag	Ore Milled	DMT	108,605	57,405	89%	123,461	156,342	-21%
	Ore Grade	%	1.51	0.93	63%	1.43	1.13	27%
	Recovery Rate	%	60.55	64.93	-7%	60.40	61.97	-3%
	MT Produced	MT	987	345	186%	1,062	1,096	-3%

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	2Q23	2Q22	6M23	6M22
Net Income	-5,361	-44,587	67,451	570,080
Add / Substract:	22,421	31,680	1,203	-196,055
Income from sale of investment in Yanacocha	0	0	0	300,000
Depreciation and Amortization in cost of sales	39,114	44,333	70,552	90,054
Provision (credit) for income tax, net	2,149	-32,696	-806	-18,902
Interest expense	16,190	12,880	30,074	29,451
Loss (gain) on currency exchange difference	-25,219	22,935	-34,626	-24,875
Provision of bonuses and compensations	782	766	5,944	4,704
Loss (gain) from discontinued operations	-24	190	-606	-479,807
Workers' participation provision	385	-2,254	1,792	2,937
Depreciation and amortization in administration expenses	646	298	1,292	1,216
Depreciation and Amortization in other, net	25	26	49	51
Provision (reversal) for contingencies	1,744	2,591	-5,294	1,845
Share in associated companies by the equity method, net	-7,630	-22,287	-66,993	-97,707
Write-off of fixed assets	238	318	238	318
Impairment (reversal) of inventories	-3,852	5,231	3,538	4,884
Interest income	-2,127	-651	-3,951	-10,224
EBITDA Buenaventura Direct Operations	17,060	-12,907	68,654	374,025
EBITDA Cerro Verde (19.58%)	71,602	66,804	200,613	208,778
EBITDA Coimolache (40.095%)	-1,282	3,908	-3,531	8,725
EBITDA Buenaventura + All Associates	87,380	57,805	265,736	591,528

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2023	2022	2023	2022
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	105,828	111,116	205,976	219,084
Add:
Consolidated Exploration in units in operation	14,100	18,904	26,633	32,921
Consolidated Commercial deductions	42,922	44,963	83,391	95,848
Consolidated Selling expenses	5,040	5,044	8,468	9,636
Consolidated Cost applicable to sales	167,890	180,027	324,468	357,489

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2023	2022	2023	2022
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	19	37	52	0
Julcani, Silver	7,600	6,782	13,909	14,085
Julcani, Lead	203	97	332	179
Julcani, Copper	103	89	197	142
Orcopampa, Gold	17,745	15,182	34,833	29,017
Orcopampa, Silver	66	130	125	185
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	0	0	0	0
Uchucchacua, Lead	0	0	0	0
Uchucchacua, Zinc	0	0	0	0
Tambomayo, Gold	9,132	8,824	18,109	17,352
Tambomayo, Silver	5,359	3,108	9,671	6,179
Tambomayo, Zinc	589	2,216	2,611	9,765
Tambomayo, Lead	1,022	5,206	1,925	4,258
La Zanja, Gold	3,518	6,580	9,101	18,252
La Zanja, Silver	258	517	484	1,112
El Brocal, Gold	1,985	2,089	4,123	4,027
El Brocal, Silver	4,951	6,420	8,378	14,063
El Brocal, Lead	944	952	1,029	2,943
El Brocal, Zinc	2,999	6,762	2,948	17,418
El Brocal, Copper	42,630	39,165	86,915	72,564
Non Mining Units	6,704	6,959	11,233	7,543
Consolidated Cost of sales, excluding depreciation and amortization	105,828	111,116	205,976	219,084

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6 months ended June 30
	2023	2022	2023	2022
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	4	9	12	0
Julcani, Silver	1,781	1,602	3,144	3,054
Julcani, Lead	48	23	75	39
Julcani, Copper	24	21	44	31
Orcopampa, Gold	1,610	3,495	3,262	6,172
Orcopampa, Silver	6	30	12	39
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	7,413	5,883	13,931	8,813
Uchucchacua, Lead	0	78	0	0
Uchucchacua, Zinc	0	0	0	0
Tambomayo, Gold	523	1,180	854	2,271
Tambomayo, Silver	307	416	456	809
Tambomayo, Lead	34	296	91	557
Tambomayo, Zinc	59	696	123	1,278
La Zanja, Gold	124	708	312	1,398
La Zanja, Silver	9	56	17	85
El Brocal, Gold	80	166	171	304
El Brocal, Silver	200	511	348	1,061
El Brocal, Lead	38	76	43	222
El Brocal, Zinc	121	539	123	1,314
El Brocal, Copper	1,719	3,119	3,615	5,475
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	14,100	18,904	26,633	32,921

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2023	2022	2023	2022
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	2	3	-8
Julcani, Silver	404	442	725	1,145
Julcani, Lead	11	6	17	14
Julcani, Copper	5	6	10	10
Orcopampa, Gold	265	309	610	390
Orcopampa, Silver	0	12	0	13
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	1,248	524	2,546	497
Uchucchacua, Lead	0	11	0	-5
Uchucchacua, Zinc	0	0	0	272
Tambomayo, Gold	1,435	1,539	2,797	3,584
Tambomayo, Silver	928	701	1,670	1,701
Tambomayo, Lead	67	400	280	843
Tambomayo, Zinc	525	3,196	1,455	8,255
La Zanja, Gold	15	37	81	81
La Zanja, Silver	1	2	6	4
El Brocal, Gold	1,408	1,409	2,910	2,953
El Brocal, Silver	3,309	3,991	5,745	9,097
El Brocal, Lead	397	430	415	1,610
El Brocal, Zinc	2,560	5,715	2,472	12,542
El Brocal, Copper	30,344	26,231	61,648	52,850
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	42,922	44,963	83,391	95,848

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2023	2022	2023	2022
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	0
Julcani, Silver	53	81	113	236
Julcani, Lead	1	1	3	3
Julcani, Copper	1	1	2	2
Orcopampa, Gold	145	140	310	293
Orcopampa, Silver	1	1	1	2
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	950	1,033	1,603	1,359
Uchucchacua, Lead	0	14	0	0
Uchucchacua, Zinc	0	0	0	0
Tambomayo, Gold	501	645	782	1,301
Tambomayo, Silver	294	227	417	463
Tambomayo, Lead	32	162	83	319
Tambomayo, Zinc	56	381	113	732
La Zanja, Gold	9	20	35	53
La Zanja, Silver	1	2	2	3
El Brocal, Gold	103	79	183	159
El Brocal, Silver	258	242	372	556
El Brocal, Lead	49	36	46	116
El Brocal, Zinc	156	255	131	688
El Brocal, Copper	2,220	1,479	3,857	2,868
Non Mining Units	210	243	416	481
Consolidated Selling expenses	5,040	5,044	8,468	9,636

	JULCANI
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19	7,600	203	-	103	7,925	37	6,782	97	-	89	7,004
Add:
Exploration Expenses (US$000)	4	1,781	48	-	24	1,857	9	1,602	23	-	21	1,655
Commercial Deductions (US$000)	1	404	11	-	5	421	2	442	6	-	6	456
Selling Expenses (US$000)	0	52.74	1.41	-	1	55	0	81	1	-	1	84
Cost Applicable to Sales (US$000)	25	9,837	262	-	133	10,258	48	8,907	127	-	116	9,199
Divide:
Volume Sold	14	449,841	138	-	18	Not Applicable	40	605,641	93	-	19	Not Applicable
CAS	1,808	21.87	1,904	-	7,617	Not Applicable	1,214	14.71	1,369	-	6,137	Not Applicable

	ORCOPAMPA
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,745	66	-	-	-	17,811	15,182	130	-	-	-	15,312
Add:					-
Exploration Expenses (US$000)	1,610	6	-	-	-	1,616	3,495	30	-	-	-	3,525
Commercial Deductions (US$000)	265	0	-	-	-	265	309	12	-	-	-	322
Selling Expenses (US$000)	145	1	-	-	-	146	140	1	-	-	-	141
Cost Applicable to Sales (US$000)	19,765	73	-	-	-	19,838	19,127	173	-	-	-	19,300
Divide:
Volume Sold	19,718	6,023	-	-	-	Not Applicable	17,719	12,411	-	-	-	Not Applicable
CAS	1,002	12.09	-	-	-	Not Applicable	1,079	13.93	-	-	-	Not Applicable

	UCHUCCHACUA
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	7,413	-	-	-	7,413	-	5,883	78	-	-	5,961
Commercial Deductions (US$000)	-	1,248	-	-	-	1,248	-	524	11	-	-	534
Selling Expenses (US$000)	-	950	-	-	-	950	-	1,033	14	-	-	1,047
Cost Applicable to Sales (US$000)	-	9,611	-	-	-	9,611	-	7,440	102	-	-	7,542
Divide:
Volume Sold	-	150,637	-	-	-	Not Applicable	-	139,688	18	-	-	Not Applicable
CAS	-	63.81	-	-	-	Not Applicable	-	53.26	5,558	-	-	Not Applicable

	TAMBOMAYO
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,132	5,359	589	1,022	-	16,103	8,824	3,108	2,216	5,206	-	19,355
Add:
Exploration Expenses (US$000)	523	307	34	59	-	923	1,180	416	296	696	-	2,588
Commercial Deductions (US$000)	1,435	928	67	525	-	2,954	1,539	701	400	3,196	-	5,837
Selling Expenses (US$000)	501	294	32	56	-	883	645	227	162	381	-	1,415
Cost Applicable to Sales (US$000)	11,591	6,888	722	1,662	-	20,863	12,188	4,453	3,075	9,479	-	29,195
Divide:
Volume Sold	9,868	485,593	808	895	-	Not Applicable	12,917	376,313	2,629	3,262	-	Not Applicable
CAS	1,175	14.18	895	1,857	-	Not Applicable	944	11.83	1,170	2,906	-	Not Applicable

	JULCANI
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	52	13,909	332	-	197	14,490	-	14,085	179	-	142	14,406
Add:
Exploration Expenses (US$000)	12	3,144	75	-	44	3,275	-	3,054	39	-	31	3,124
Commercial Deductions (US$000)	3	725	17	-	10	754	-8	1,145	14	-	10	1,162
Selling Expenses (US$000)	0	113	3	-	2	118	-	236	3	-	2	241
Cost Applicable to Sales (US$000)	67	17,890	427	-	253	18,637	-8	18,520	235	-	185	18,933
Divide:
Volume Sold	39	862,731	232	-	34	Not Applicable	40	1,241,952	168	-	30	Not Aplicable
CAS	1,730	20.74	1,844	-	7,453	Not Applicable	-	14.91	1,399	-	6,118	Not Applicable

	ORCOPAMPA
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34,833	125	-	-	-	34,958	29,017	185	-	-	-	29,202
Add:
Exploration Expenses (US$000)	3,262	12	-	-	-	3,274	6,172	39	-	-	-	6,211
Commercial Deductions (US$000)	610	-0	-	-	-	610	390	13	-	-	-	403
Selling Expenses (US$000)	310	1	-	-	-	311	293	2	-	-	-	295
Cost Applicable to Sales (US$000)	39,015	138	-	-	-	39,153	35,872	239	-	-	-	36,111
Divide:
Volume Sold	40,044	12,722	-	-	-	Not Applicable	37,026	19,339	-	-	-	Not Applicable
CAS	974	10.83	-	-	-	Not Applicable	969	12.37	-	-	-	Not Applicable

	UCHUCCHACUA
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	13,931	-	-	-	13,931	-	8,813	-	-	-	8,813
Commercial Deductions (US$000)	-	2,546	-	-	-	2,546	-	497	-5	272	-	763
Selling Expenses (US$000)	-	1,603	-	-	-	1,603	-	1,359	-	-	-	1,359
Cost Applicable to Sales (US$000)	-	18,080	-	-	-	18,080	-	10,669	-5	272	-	10,935
Divide:
Volume Sold	-	281,279	-	-	-	Not Applicable	-	158,418	18	-	-	Not Applicable
CAS	-	64.28	-	-	-	Not Applicable	-	67.35	-	-	-	Not Applicable

	TAMBOMAYO
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,109	9,671	1,925	2,611	-	32,316	17,352	6,179	4,258	9,765	-	37,555
Add:
Exploration Expenses (US$000)	854	456	91	123	-	1,524	2,271	809	557	1,278	-	4,914
Commercial Deductions (US$000)	2,797	1,670	280	1,455	-	6,203	3,584	1,701	843	8,255	-	14,383
Selling Expenses (US$000)	782	417	83	113	-	1,395	1,301	463	319	732	-	2,816
Cost Applicable to Sales (US$000)	22,542	12,214	2,379	4,302	-	41,438	24,508	9,152	5,978	20,030	-	59,668
Divide:
Volume Sold	19,228	855,892	1,996	2,163	-	Not Applicable	25,098	727,390	4,904	6,184	-	Not Applicable
CAS	1,172	14.27	1,192	1,989	-	Not Applicable	977	12.58	1,219	3,239	-	Not Applicable

	LA ZANJA
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,518	258	-	-	-	3,776	6,580	517	-	-	-	7,097
Add:
Exploration Expenses (US$000)	124	9	-	-	-	133	708	56	-	-	-	764
Commercial Deductions (US$000)	15	1	-	-	-	15	37	2	-	-	-	39
Selling Expenses (US$000)	9	1	-	-	-	10	20	2	-	-	-	22
Cost Applicable to Sales (US$000)	3,665	269	-	-	-	3,934	7,346	576	-	-	-	7,922
Divide:
Volume Sold	1,892	11,589	-	-	-	Not Applicable	4,452	29,273	-	-	-	Not Applicable
CAS	1,938	23.20	-	-	-	Not Applicable	1,650	19.67	-	-	-	Not Applicable

	BROCAL
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,985	4,951	944	2,999	42,630	53,509	2,089	6,420	952	6,762	39,165	55,389
Add:
Exploration Expenses (US$000)	80	200	38	121	1,719	2,158	166	511	76	539	3,119	4,411
Commercial Deductions (US$000)	1,408	3,309	397	2,560	30,344	38,019	1,409	3,991	430	5,715	26,231	37,775
Selling Expenses (US$000)	103	258	49	156	2,220	2,786	79	242	36	255	1,479	2,092
Cost Applicable to Sales (US$000)	3,577	8,718	1,428	5,836	76,913	96,472	3,743	11,165	1,494	13,271	69,994	99,667
Divide:
Volume Sold	2,427	508,257	1,215	3,094	12,355	Not Applicable	2,590	650,260	1,071	3,370	10,311	Not Applicable
CAS	1,474	17.15	1,176	1,886	6,225	Not Applicable	1,446	17.17	1,395	3,938	6,788	Not Applicable

	NON MINING COMPANIES
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	6,704	-	-	-	-	-	6,959
Add:
Selling Expenses (US$000)	-	-	-	-	-	210	-	-	-	-	-	243
Total (US$000)	-	-	-	-	-	6,914	-	-	-	-	-	7,202

	BUENAVENTURA CONSOLIDATED
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	32,399	18,235	1,736	4,021	42,733	105,828	32,713	16,956	3,265	11,968	39,254	111,116
Add:
Exploration Expenses (US$000)	2,342	9,716	119	180	1,743	14,100	5,559	8,498	473	1,235	3,140	18,904
Commercial Deductions (US$000)	3,124	5,890	474	3,085	30,350	42,922	3,297	5,672	848	8,911	26,236	44,963
Selling Expenses (US$000)	759	1,556	83	212	2,220	4,830	885	1,587	213	636	1,480	5,044
Cost Applicable to Sales (US$000)	38,623	35,396	2,413	7,497	77,046	160,976	42,453	32,714	4,799	22,749	70,111	180,027
Divide:
Volume Sold	33,918	1,611,940	2,160	3,989	12,373	Not Applicable	37,718	1,813,586	3,811	6,632	10,330	Not Applicable
CAS	1,139	21.96	1,117	1,880	6,227	Not Applicable	1,126	18.04	1,259	3,430	6,787	Not Applicable

	COIMOLACHE
	2Q 2023						2Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,348	1,040	-	-	-	13,388	16,124	824	-	-	-	16,948
Add:
Exploration Expenses (US$000)	1,615	136	-	-	-	1,751	1,466	75	-	-	-	1,541
Commercial Deductions (US$000)	73	5	-	-	-	78	71	9	-	-	-	80
Selling Expenses (US$000)	116	10	-	-	-	126	166	9	-	-	-	175
Cost Applicable to Sales (US$000)	14,152	1,192	-	-	-	15,343	17,828	916	-	-	-	18,744
Divide:
Volume Sold	8,170	57,608	-	-	-	Not Applicable	20,551	84,859	-	-	-	Not Applicable
CAS	1,732	20.68	-	-	-	Not Applicable	867	10.80	-	-	-	Not Applicable

	LA ZANJA
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,101	484	-	-	-	9,585	18,252	1,112	-	-	-	19,364
Add:
Exploration Expenses (US$000)	312	17	-	-	-	329	1,398	85	-	-	-	1,483
Commercial Deductions (US$000)	81	6	-	-	-	87	81	4	-	-	-	85
Selling Expenses (US$000)	35	2	-	-	-	37	53	3	-	-	-	56
Cost Applicable to Sales (US$000)	9,530	509	-	-	-	10,038	19,783	1,205	-	-	-	20,988
Divide:
Volume Sold	5,103	22,531	-	-	-	Not Applicable	10,225	51,090	-	-	-	Not Applicable
CAS	1,867	22.57	-	-	-	Not Applicable	1,935	23.58	-	-	-	Not Applicable

	BROCAL
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4,123	8,378	1,029	2,948	86,915	103,394	4,027	14,063	2,943	17,418	72,564	111,014
Add:
Exploration Expenses (US$000)	171	348	43	123	3,615	4,300	304	1,061	222	1,314	5,475	8,376
Commercial Deductions (US$000)	2,910	5,745	415	2,472	61,648	73,190	2,953	9,097	1,610	12,542	52,850	79,052
Selling Expenses (US$000)	183	372	46	131	3,857	4,588	159	556	116	688	2,868	4,388
Cost Applicable to Sales (US$000)	7,388	14,844	1,533	5,674	156,034	185,472	7,443	24,776	4,891	31,962	133,757	202,830
Divide:
Volume Sold	5,022	887,415	1,302	3,132	24,104	Not Applicable	5,496	1,503,193	3,310	10,626	20,008	Not Applicable
CAS	1,471	16.73	1,177	1,812	6,473	Not Applicable	1,354	16.48	1,478	3,008	6,685	Not Applicable

	NON MINING COMPANIES
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	11,233	-	-	-	-	-	7,543
Add:
Selling Expenses (US$000)	-	-	-	-	-	416	-	-	-	-	-	481
Total (US$000)	-	-	-	-	-	11,649	-	-	-	-	-	8,024

	BUENAVENTURA CONSOLIDATED
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	66,218	32,567	3,286	5,559	87,112	205,976	68,649	35,624	7,380	27,183	72,706	219,084
Add:
Exploration Expenses (US$000)	4,612	17,908	209	246	3,659	26,633	10,144	13,861	818	2,592	5,506	32,921
Commercial Deductions (US$000)	6,401	10,692	712	3,928	61,657	83,391	7,001	12,457	2,462	21,069	52,860	95,848
Selling Expenses (US$000)	1,310	2,509	131	244	3,858	8,052	1,806	2,619	439	1,421	2,871	9,636
Cost Applicable to Sales (US$000)	78,542	63,675	4,339	9,976	156,287	312,819	87,599	64,561	11,098	52,264	133,943	357,489
Divide:
Volume Sold	69,436	2,922,570	3,530	5,295	24,138	Not Applicable	77,885	3,701,382	8,401	16,810	20,038	Not Applicable
CAS	1,131	21.79	1,229	1,884	6,475	Not Applicable	1,125	17.44	1,321	3,109	6,684	Not Applicable

	COIMOLACHE
	6M 2023						6M 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,554	2,222	-	-	-	35,776	39,894	2,097	-	-	-	41,991
Add:
Exploration Expenses (US$000)	4,938	327	-	-	-	5,265	3,482	183	-	-	-	3,665
Commercial Deductions (US$000)	112	8	-	-	-	120	325	39	-	-	-	364
Selling Expenses (US$000)	234	15	-	-	-	249	409	22	-	-	-	431
Cost Applicable to Sales (US$000)	38,837	2,573	-	-	-	41,410	44,111	2,340	-	-	-	46,451
Divide:
Volume Sold	15,024	82,517	-	-	-	Not Applicable	41,137	181,494	-	-	-	Not Applicable
CAS	2,585	31.18	-	-	-	Not Applicable	1,072	12.89	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 2Q23

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q23		2Q23		2Q23		2Q23
Au Ounces Sold Net		29,599		1,892		8,170		34,767

	2Q23		2Q23		2Q23		2Q23
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	42,885	1,449	9,454	4,998	13,388	695	57,707	1,660
Exploration in Operating Units	11,809	399	132	70	1,752	50	12,643	364
Royalties	3,173	107	0	0	0	0	3,173	91
Comercial Deductions[3]	4,888	165	15	8	78	3	4,935	142
Selling Expenses	2,034	69	10	5	127	5	2,095	60
Administrative Expenses	10,928	369	799	422	1,026	46	12,138	349
Other, net	-1,162	-39	137	72	-487	8	-1,220	-35
Sustaining Capex[4]	1,976	67	278	147	741	153	2,551	73

By-product Credit	-29,757	-1,005	-269	-142	-1,335	-47	-30,562	-879

All-in Sustaining Cost	46,774	1,580	10,555	5,580	15,290	1,872	63,460	1,825

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 2Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q22		2Q22		2Q22		2Q22
Au Ounces Sold Net		30,676		4,452		20,551		43,368

	2Q22		2Q22		2Q22		2Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	43,543	1,419	14,424	3,240	25,538	695	68,206	1,573
Exploration in Operating Units	13,730	448	764	172	1,926	50	15,266	352
Royalties	2,732	89	0	0	0	0	2,732	63
Comercial Deductions[3]	7,149	233	39	9	80	3	7,220	166
Selling Expenses	2,818	92	22	5	244	5	2,938	68
Administrative Expenses	10,173	332	635	143	859	46	11,152	257
Other, net	2,526	82	-72	-16	1,029	8	2,867	66
Sustaining Capex[4]	1,441	47	266	60	4,872	153	3,660	84

By-product Credit	-45,065	-1,469	-647	-145	-1,943	-47	-46,491	-1,072

All-in Sustaining Cost	39,047	1,273	15,431	3,466	32,604	1,586	67,551	1,558

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 1H23

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1H23		1H23		1H23		1H23
Au Ounces Sold Net		59,311		5,103		15,024		70,438

	1H23		1H23		1H23		1H23
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	84,581	1,426	18,605	3,646	35,776	2,381	117,530	1,669
Exploration in Operating Units	22,004	371	329	64	5,265	350	24,444	347
Royalties	6,211	105	0	0	0	0	6,211	88
Comercial Deductions[3]	10,113	171	87	17	120	8	10,249	145
Selling Expenses	3,427	58	37	7	249	17	3,564	51
Administrative Expenses	22,025	371	1,394	273	2,051	137	24,241	344
Other, net	68	1	266	52	-641	-43	77	1
Sustaining Capex[4]	2,558	43	317	62	3,250	216	4,179	59

By-product Credit	-57,107	-963	-534	-105	-1,925	-128	-58,413	-829

All-in Sustaining Cost	93,880	1,583	20,502	4,018	44,145	2,938	132,082	1,875

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 1H22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1H22		1H22		1H22		1H22
Au Ounces Sold Net		62,164		10,225		41,137		88,883

	1H22		1H22		1H22		1H22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	84,904	1,366	25,906	2,534	50,581	1,230	131,090	1,475
Exploration in Operating Units	23,063	371	1,483	145	4,050	98	26,170	294
Royalties	5,666	91	0	0	0	0	5,666	64
Comercial Deductions[3]	16,711	269	85	8	364	9	16,942	191
Selling Expenses	4,975	80	56	5	500	12	5,231	59
Administrative Expenses	22,248	358	1,319	129	1,764	43	24,274	273
Other, net	1,695	27	-180	-18	657	16	1,778	20
Sustaining Capex[4]	2,901	47	300	29	9,274	225	6,919	78

By-product Credit	-86,785	-1,396	-1,165	-114	-4,021	-98	-89,562	-1,008

All-in Sustaining Cost	75,378	1,213	27,804	2,719	63,170	1,536	128,510	1,446

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	2023	2022
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	202,360	253,918
Trade and other receivables	190,619	221,899
Inventories	83,096	88,345
Income tax credit	12,363	28,046
Prepaid expenses	18,597	19,333
Hedge derivative financial instruments	-	8,839
	507,035	620,380

Non-current assets
Trade and other receivables	709,759	673,627
Investments in associates and joint venture	1,538,554	1,520,977
Property, plant, equipment and development cost	1,567,640	1,535,195
Deferred income tax asset	118,014	106,170
Prepaid expenses	22,591	23,033
Other non-financial assets	23,656	23,845
	3,980,214	3,882,847
Total assets	4,487,249	4,503,227

Liabilities and equity
Current liabilities
Trade and other payables	205,575	247,989
Provisions	105,899	94,171
Income tax payable	913	2,366
Financial obligations	34,734	35,071
	347,121	379,597
Non-current liabilities
Trade and other payables	2,297	3,553
Provisions	193,761	204,347
Financial obligations	688,483	703,463
Contingent consideration liability	19,389	16,905
Deferred income tax liabilities	30,529	32,421
	934,459	960,689

Total liabilities	1,281,580	1,340,286

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,372	163,270
Other reserves	31,897	31,897
Other reserves of equity	(102)	2,184
Retained earnings	1,879,438	1,841,761
Shareholders’ equity attributable to owners of the parent	3,044,343	3,008,850
Non-controlling interest	161,326	154,091
Total equity	3,205,669	3,162,941
Total liabilities and equity	4,487,249	4,503,227

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of profit or loss (unaudited)
For the three-month and six-month ended June 30, 2023 and 2022

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	169,661	146,592	351,784	374,447
Sales of services	3,592	3,513	6,967	7,196
Royalty income	-	-	-	1,381
Total operating income	173,253	150,105	358,751	383,024

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(104,661)	(110,283)	(203,832)	(217,701)
Unabsorbed cost due to production stoppage	(5,534)	(4,890)	(10,535)	(10,969)
Cost of sales of services, excluding depreciation and amortization	(1,167)	(833)	(2,144)	(1,383)
Depreciation and amortization	(39,114)	(44,333)	(70,552)	(90,054)
Exploration in operating units	(14,100)	(18,904)	(26,633)	(32,921)
Mining royalties	(4,722)	(4,450)	(8,942)	(8,859)
Total costs of sales	(169,298)	(183,693)	(322,638)	(361,887)
Gross profit (loss)	3,955	(33,588)	36,113	21,137

Operating income (expenses), net
Administrative expenses	(19,030)	(16,583)	(37,120)	(35,077)
Selling expenses	(5,040)	(5,044)	(8,468)	(9,636)
Exploration in non-operating areas	(2,347)	(4,786)	(4,162)	(6,830)
Reversal (provision) of contingencies	(1,744)	(2,591)	5,294	(1,845)
Other, net	2,184	(1,624)	(1,114)	267
Total operating income (expenses), net	(25,977)	(30,628)	(45,570)	(53,121)

Operating loss	(22,022)	(64,216)	(9,457)	(31,984)

Share in the results of associates and joint venture	7,630	22,287	66,993	97,707
Foreign currency exchange difference	25,219	(22,935)	34,626	24,875
Finance income	2,127	651	3,951	10,224
Finance costs	(16,190)	(12,880)	(30,074)	(29,451)
Profit (loss) before income tax	(3,236)	(77,093)	66,039	71,371

Current income tax	(3,237)	6,038	(10,303)	(16,292)
Deferred income tax	1,088	26,658	11,109	35,194
	(2,149)	32,696	806	18,902

Profit (loss) from continuing operations	(5,385)	(44,397)	66,845	90,273
Discontinued operations
Profit (loss) from discontinued operations	24	(190)	606	479,807
Net profit (loss)	(5,361)	(44,587)	67,451	570,080

Profit (loss) attributable to:
Owners of the parent	(6,745)	(36,284)	57,659	568,240
Non-controlling interest	1,384	(8,303)	9,792	1,840
	(5,361)	(44,587)	67,451	570,080

Basic and diluted profit (loss) per share, stated in U.S. dollars	(0.03)	(0.14)	0.23	2.24

For the three-month and six-month ended June 30, 2023 and 2022

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) of operating activities
Proceeds from sales of goods and services	198,193	211,509	381,665	446,808
Dividends received from associates	48,961	29,377	49,362	29,377
Recovery from value added tax	24,979	13,826	33,340	21,853
Interest received	1,204	548	2,675	811
Dividends received from investments	-	-	150	-
Royalty received	-	-	-	5,183
Payments to suppliers and third-parties, and other net	(109,027)	(137,398)	(274,555)	(326,693)
Payments to employees	(34,915)	(31,101)	(67,007)	(64,680)
Interest paid	(4,002)	(1,548)	(21,509)	(21,600)
Short-term and low value lease payments	(9,816)	(11,606)	(18,275)	(19,200)
Income tax and royalties paid to the Peruvian State	(7,606)	(9,741)	(12,100)	(67,238)
Payment of royalties	(3,173)	(2,732)	(6,211)	(5,666)
Payments for tax litigation	(238)	-	(238)	-
Net cash flows from (used in) operating activities	104,560	61,134	67,297	(1,045)

Cash flows from (used in) of investing activities
Proceeds from sale of property, plant and equipment	1,891	8,741	4,030	8,783
Payments for acquisition of property, plant and equipment	(49,688)	(30,442)	(85,873)	(49,443)
Payments for acquisitions of other assets	(472)	(25)	(720)	(119)
Collection for sale of participation in Yanacocha	-	-	-	300,000
Collection for purchase of La Zanja shares	-	-	-	45,000
Income from sale of shares	-	1,577	-	1,577
Capital increase in associates	-	(1,677)	-	(1,677)
Net cash flows from (used in) investing activities	(48,269)	(21,826)	(82,563)	304,121

Cash flows from (used in) financing activities
Increase of bank loans	49,000	-	49,000	-
Decrease (increase) of bank accounts in trust	4	(755)	17	(749)
Payments of bank loans	(49,000)	-	(49,000)	(50,000)
Dividends paid to controlling interest	(18,542)	(18,542)	(18,542)	(18,542)
Payments of financial obligations	(7,759)	(28,493)	(15,518)	(308,889)
Lease payments	(1,127)	(1,039)	(2,249)	(2,049)
Increase of restricted time deposits	-	-	-	29,117
Dividends paid to non-controlling interest	-	(1,573)	-	(2,647)
Net cash and cash equivalents used in financing activities	(27,424)	(50,402)	(36,292)	(353,759)

Increase (decrease) in cash and cash equivalents during the period, net	28,867	(11,094)	(51,558)	(50,683)
Cash and cash equivalents at beginning of period	173,493	337,410	253,918	376,999

Cash and cash equivalents at the end of the period	202,360	326,316	202,360	326,316

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2023	2022	2023	2022
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(5,361)	(44,587)	67,451	570,080

Plus (less):
Share in the results of associates and joint venture	(7,630)	(22,287)	(66,993)	(97,707)
Deferred income tax (continuing operations)	(1,088)	(26,658)	(11,109)	(35,194)
Exchange difference	(25,219)	22,935	(34,626)	(24,875)
Reversal (provision) of contingencies	1,744	2,591	(5,294)	1,845
Depreciation and amortization in cost of sales	39,114	44,333	70,552	90,054
Non - cash discontinued operations	(165)	35	(1,588)	(524,809)
Provision for estimated fair value of sales	11,549	39,879	13,728	34,471
Workers´ participation provision	385	(2,254)	1,792	2,937
Bonus provision - executives & employes	782	766	5,944	4,704
Other minor	8,661	(3,400)	10,296	(7,836)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	19,415	22,691	39,637	55,196
Inventories	9,020	840	1,711	(10,428)
Income tax credit	7,648	6,153	9,178	6,153
Prepaid expenses	2,317	4,221	1,178	6,540

Increase (decrease) in operating liabilities -
Trade and other accounts payable	13,898	19,044	(64,066)	(76,508)
Provisions	(6,646)	(6,248)	(7,518)	(8,328)
Income tax payable	(12,587)	(26,297)	(12,100)	(16,717)

Payments for tax litigation	(238)	-	(238)	-
Proceeds from dividends in associates	48,961	29,377	49,362	29,377

Net cash and cash equivalents used in operating activities	104,560	61,134	67,297	(1,045)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: July 26, 2023